Filed by Tutogen Medical, Inc.

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Regeneration Technologies, Inc.

Commission File No.: 333-148305

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s Web site (http://www.rtix.com) or Tutogen’s Web site (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies, Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, Jr., CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in Tutogen’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger filed with the SEC on January 23, 2008. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is the Regeneration Technologies, Inc. and Tutogen Medical, Inc. welcome letter for domestic employees.

Welcome!

Let us be the first to welcome you to your introduction of RTI Biologics, Inc.

We speak on behalf of the entire senior management team when we say our employees are our most valuable asset. You represent the best and brightest in the industry, with a passion and commitment to providing safe, sterile biologic implants to patients around the world.

Your commitment is recognized, and our duty is to ensure that each of you are able to use your natural strengths and talents to do what you do best every day. We are committed to providing a work environment that gives you the tools you need to do your job with the direction and support to do it.

As RTI Biologics, our mission “to enhance the lives of patients by pioneering health solutions through regenerative medicine” is made possible by a vision to be the leader in using the body to heal the body through the use of natural tissues and innovative technologies. We have every reason to believe that together, our future is bright.

We recognize that many of you have questions about how you will be affected by this merger. While much of the integration will start taking place after the merger is completed Feb. 27, 2008, we are pleased to present to you some basic information that will be helpful to you during our initial transition.

Our entire team is excited about this new chapter in our companies’ histories. We thank you for your continued hard work that got our respective companies to this point. Now, with the formation of RTI Biologics, we will work together to provide the crucial link between tissue donation and transplantation, helping patients around the world.

Thank you for being part of the team!

Sincerely,

Brian K. Hutchison	Guy Mayer
Chairman, President & CEO	President & CEO
Regeneration Technologies, Inc.	Tutogen Medical, Inc.